African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

SUPPL

07020953

January 29, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Second Quarter Report and financial statements for the six months ended November 30, 2006.

Please be advised, that in accordance with National Instrument 51-102, the Second Quarter Report was mailed to shareholders on January 29, 2007.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

Mines, 20 km west of the Properties, have probable facilitators of the second group.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Second Quarter Report to Shareholders - For the Six Months Ended November 30, 2006

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. is the Independent Qualified Person under National Instrument 43-101.

Financial Overview

In financial matters, the Company had a loss of $50,573 or $0.003 per share over the second quarter of fiscal 2007. The loss includes $50,653 of operating expenditures that is typical for an average quarter of operations.

Overview of Performance

During the second quarter of fiscal 2007, the Company's total assets increased by $112,152 to $2,045,652 due mainly to the receipt of $200,000 related to a private placement completed on October 5, 2006. The proceeds from the private placement totaled $1,000,000 of which $800,000 was received in the first quarter of fiscal 2007. Also mainly as a result of the $200,000 from the private placement, the Company's working capital increased by $133,429 to $925,822. Finally, during the second quarter of 2007, the Company's deficit increased by $50,573 to $10,388,258.

Results of Operations

The Company's operation consists of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali.

The net loss for the second quarter of fiscal 2007 was $50,573 or $0.003 per share as compared to $102,918 or $0.006 per share in the second quarter of fiscal 2006. The main difference is a $49,951 cost for stock-based compensation related to the issuance of 235,000 stock options in November 2005. Excluding the impact of the stock-based compensation expense in the prior year, total expenses would have decreased by $2,383 from $53,036 in the second quarter of fiscal 2006 to $50,653 in the first quarter of fiscal 2007.

Finally, capitalized exploration costs in the second quarter of 2007 increased by $5,056 to $989,164 and acquisition costs of mineral properties in the second quarter of 2007 increased by $12,430 to $55,409.

Related Party Transactions

During the second quarter of fiscal 2007, the Company paid management fees totaling $6,000 to a company wholly owned by Willis W. Osborne, Director, geological fees totaling $3,148 to Mamadou Keita, Director and accounting and consulting fees totaling $3,688 to the Secretary of the Company.

Summary of Quarterly Results

Selected financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2007 2nd Q	$ 80	$ 50,573	$ 0.003
2007 1st Q	$ 4,570	$ 380,729	$ 0.023
2006 4th Q	$ 44	$ 47,693	$ 0.003
2006 3rd Q	$ 13	$ 47,417	$ 0.003
2006 2nd Q	$ 69	$ 102,918	$ 0.006
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003
2004 4th Q	$ 149	$ 134,847	$ 0.010
2004 3rd Q	$ 70	$ 51,997	$ 0.004

Liquidity

During the second quarter of fiscal 2007, the Company received $200,000 in regards to a private placement completed on October 5, 2006. The private placement financing consists of 2,500,000 units at a price of $0.40 per unit for total consideration of $1,000,000. A total of $800,000 was received in the first quarter of 2007. Each unit will consist of one common share and one transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share at a price of $0.50 per share on or before October 2, 2011. All shares issued under this private placement will be subject to a four-month hold period.

Investor Relations

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed on our website at www.africanmetals.com.

Subsequent to the second quarter, African Metals participated in the January Cambridge Investment Conference in Vancouver, BC. In March, the Company will also participate at the PDAC Conference in Toronto.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"

Willis W. Osborne
CEO & Director

AFRICAN METALS CORPORATION

Financial Statements

November 30, 2006 and 2005

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION

Balance Sheets

November 30, 2006 and May 31, 2006

	November 30, 2006 (unaudited)	May 31, 2006 (audited)
Assets		
Current assets:		
Cash	$ 855,790	$ 27,161
Marketable securities (Note 2)	95,646	101,282
Accounts receivable	604	604
Goods and services tax recoverable	2,412	6,794
Prepaid expenses	10,375	2,263
	964,827	138,104
Automobile and Equipment (Note 3)	23,822	27,777
Mineral Properties, including deferred costs (Note 4)	1,057,003	1,028,155
	$ 2,045,652	$ 1,194,036
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 26,595	$ 111,126
Due to related parties	12,410	23,349
	39,005	134,475
Shareholders' equity:		
Share capital (Note 5)	10,989,176	9,956,600
Contributed surplus	1,405,729	1,057,417
Share subscription advances	-	2,500
Deficit	(10,388,258)	(9,956,956)
	2,006,647	1,059,561
	$ 2,045,652	$ 1,194,036

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Operations and Deficit

For the periods ended November 30, 2006 and 2005

	Three months ended		Six months ended	
	November 30, 2006	November 30, 2005	November 30, 2006	November 30, 2005
		(Note 10)		(Note 10)
EXPENSES:				
Accounting and audit	$ 4,822	$ 6,048	$ 9,472	$ 7,207
Amortization	33	48	67	96
Bank charges	35	43	129	213
Consulting	3,025	3,575	5,488	5,725
Investor relations	4,500	3,000	9,000	6,600
Legal	2,027	165	2,027	1,607
Management fees	6,000	6,200	12,000	11,750
Office and miscellaneous	11,122	12,424	16,907	23,000
Promotion, travel and shareholder relations	9,386	11,767	11,007	22,410
Rent	3,635	3,279	7,714	7,359
Stock exchange filing fees	3,100	3,842	8,900	8,774
Stock-based compensation	-	49,951	348,312	49,951
Telephone	733	752	1,462	2,997
Transfer agent	2,235	1,893	3,467	3,012
	50,653	102,987	435,952	150,701
Interest income	(80)	(69)	(80)	(102)
Gain on sale of marketable securities	-	-	(4,570)	-
NET LOSS FOR THE PERIOD	50,573	102,918	431,302	150,599
DEFICIT AT BEGINNING OF PERIOD	10,337,685	9,758,928	9,956,956	9,711,247
DEFICIT AT END OF PERIOD	$ 10,388,258	$ 9,861,846	$ 10,388,258	$ 9,861,846
Basic and diluted loss per share	$ (0.003)	$ (0.006)	$ (0.025)	$ (0.010)
Weighted average basic and diluted shares outstanding	18,065,294	16,218,120	17,188,377	15,803,620

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Cash Flows

For the periods ended November 30, 2006 and 2005

	Three months ended		Six months ended	
	November 30, 2006	November 30, 2005	November 30, 2006	November 30, 2005
OPERATING ACTIVITIES:				
Net loss for the period	$ (50,573)	$ (102,918)	$ (431,302)	$ (150,599)
Adjustments:				
Amortization	33	48	67	96
Stock-based compensation	-	49,951	348,312	49,951
Gain on sale of marketable securities	-	-	(4,570)	-
	(50,540)	(52,919)	(87,493)	(100,552)
Changes in non-cash working capital items:				
Goods and services tax recoverable	(965)	328	4,382	1,264
Due from related parties	-	7,641	-	1,300
Prepaid expenses	(3,259)	1,262	(8,112)	90,641
Accounts payable and accrued liabilities	(9,515)	9,029	(84,531)	1,022
Due to related parties	(25,260)	-	(10,939)	(1,813)
	(89,539)	(34,659)	(186,693)	(8,138)
FINANCING ACTIVITIES:				
Issue of share capital for cash	200,000	6,000	1,032,575	615,320
Share subscription advances	(2,500)	-	(2,500)	-
Share subscription receivable	-	-	-	5,250
	197,500	6,000	1,030,075	620,570
INVESTING ACTIVITIES:				
Proceeds from sale of marketable securities	-	-	10,206	-
Acquisition costs of mineral properties	(12,430)	(12,072)	(14,662)	(23[illegible]36)
Deferred exploration and development costs, net of amortization	(1,101)	(138,037)	(10,297)	(422,534)
	(13,531)	(150,109)	(14,753)	(446,470)
INCREASE (DECREASE) IN CASH	94,430	(178,768)	828,629	165,962
CASH AT BEGINNING OF PERIOD	761,360	360,030	27,161	15,300
CASH AT END OF PERIOD	$ 855,790	$ 181,262	$ 855,790	$ 181,262

Supplemental cash flow information (note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Schedules of Deferred Exploration Costs

For the periods ended November 30, 2006 and 2005

	November 30, 2006	November 30, 2005
EXPLORATION COSTS:		
Amortization	$ 3,922	$ 5,221
Drilling and assays	3,365	338,084
Exploration survey	2,433	81,813
Office, consulting and travel	4,466	2,637
	14,186	427,755
BALANCE OF COSTS AT BEGINNING OF PERIOD	974,978	372,652
BALANCE OF COSTS AT END OF PERIOD	$ 989,164	$ 800,407

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Notes to Financial Statements

November 30, 2006

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended May 31, 2006, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. MARKETABLE SECURITIES

	November 30, 2006	May 31, 2006
Great Quest Metals Ltd. 229,250 (May 31, 2006 – 286,250) shares (market value - $198,268, May 31, 2006 - $226,138)	$ 95,646	$ 98,044
La Plata Gold Corporation Nil (May 31, 2006 – 4,047) shares (market value - Nil, May 31, 2006 - $4,128)	-	3,238
	$ 95,646	$ 101,282

3. AUTOMOBILE AND EQUIPMENT

	Cost	Accumulated Amortization	November 30, 2006 Net Book Value	May 31, 2006 Net Book Value
Automobile	$ 42,654	$ 23,016	$ 19,638	$ 23,103
Equipment	5,602	1,797	3,805	4,228
Computer	1,530	1,151	379	446
	$ 49,786	$ 25,964	$ 23,822	$ 27,777

4. MINERAL PROPERTIES

	November 30, 2006			
	Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
a. Kenieba Sud Concession	$ 12,710	$ 156,629	$ -	$ 169,339
b. Kenieba Nord Concession	1,800	735,046	-	736,846
c. Comifa Concession	11,337	39,924	-	51,261
d. Soumala Concession	1,104	10,644	-	11,748
e. Medinandi Sud Concession	34,336	13,640	-	47,976
f. Fatako Concession	6,552	33,281	-	39,833
	$ 55,409	$ 989,164	$ -	$ 1,057,003

4. **MINERAL PROPERTIES (Cont)**

	May 31, 2006			
	Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
a. Kenieba Sud Concession	$ 12,710	$ 153,836	$ -	$ 166,546
b. Kenieba Nord Concession	1,800	728,943	-	730,743
c. Comifa Concession	11,337	37,993	-	49,330
d. Soumala Concession	1,104	10,006	-	11,110
e. Medinandi Sud Concession	19,674	11,441	-	31,115
f. Fatako Concession	6,552	32,759	-	39,311
	$ 53,177	$ 974,978	$ -	$ 1,028,155

Medinandi Sud concession

During the current period, the Company paid 5,500,000 FCFA (CDN$12,430) to the Owner.

5. **SHARE CAPITAL**

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	November 30, 2006		May 31, 2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	16,272,127	$ 9,956,601	14,967,127	$ 9,332,470
Shares issued for cash	2,626,500	1,032,575	1,305,000	624,130
Balance, end of period/year	18,898,627	$10,989,176	16,272,127	$ 9,956,600

Transactions for the Issue of Share Capital During the Quarter Ended November 30, 2006:

The Company completed a private placement financing consisting of 2,500,000 units at a price of $0.40 per unit for a total consideration of $1,000,000. Each unit consisted of one common share and one transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share at a price of $0.50 per share on or before October 5, 2008. All shares issued under this private placement will be subject to a four month hold period and may not be traded until February 6, 2007.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

5. **SHARE CAPITAL (Cont)**

Stock Options (Cont)

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

A summary of the status of the Company's stock options outstanding as of November 30, 2006 and May 31, 2006 and changes during the period/year then ended is as follows:

	November 30, 2006		May 31, 2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	846,000	$ 0.41	746,000	$ 0.33
Granted	800,000	0.50	235,000	0.60
Exercised	(126,500)	(0.26)	(105,000)	(0.23)
Forfeited/cancelled	(15,000)	(0.25)	-	(0.40)
Options outstanding, end of period/year	1,504,500	$ 0.47	846,000	$ 0.41

At November 30, 2006, the Company had outstanding stock options exercisable to acquire 1,504,500 shares as follows:

Shares	Exercise Price	Expiry Date
119,500	$0.27	June 26, 2007
70,000	$0.20	December 23, 2007
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
235,000	$0.60	November 7, 2010
800,000	$0.50	August 4, 2011
1,504,500		

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	70,000	1.06	$0.20
$0.27	119,500	.57	$0.27
$0.40	80,000	1.75	$0.40
$0.47	200,000	2.00	$0.47
$0.50	800,000	4.68	$0.50
$0.60	235,000	3.94	$0.60
	1,504,500	3.56	$0.47

5. SHARE CAPITAL (Cont)

Warrants

At November 30, 2006, the Company had outstanding share purchase warrants exercisable to acquire 2,500,000 shares as follows:

Number	Exercise Price	Expiry Date
2,500,000	$0.50	October 5, 2008

Contributed Surplus

	November 30, 2006	May 31, 2006
Balance, beginning of period/year	$1,057,417	$ 948,539
Stock-based compensation	348,312	108,878
Balance, end of period/year	$1,405,729	$1,057,417

6. RELATED PARTY TRANSACTIONS

During the six months ended November 30, 2006, the Company was involved in the following related party transactions:

a. Management fees totalling $12,000 (2005 - $11,750) were paid to a corporation owned by a Director of the Company.

b. Exploration costs totalling $4,710 (2005 - $11,426) was incurred with a Director of the Company.

c. Accounting fees totalling $1,275 (2006 - $1,842) and consulting fees totalling $5,487 (2005 - $5,062) have been incurred with the Secretary of the Company.

d. The investment in Great Quest Metals Ltd. as described in note 2 is a company related by virtue of common directors.

The above transactions have been in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Automobile and equipment by geographical segment is as follows:

	Mali	Canada	Total
November 30, 2006			
Automobile and equipment	$ 23,443	$ 379	$ 23,822
Mineral properties, including deferred costs	1,057,003	-	1,057,003
	$1,080,446	$ 379	$1,080,825

	Mali	Canada	Total
May 31, 2006			
Automobile and equipment	$ 27,331	$ 446	$ 27,777
Mineral properties, including deferred costs	1,028,155	-	1,028,155
	$1,055,486	$ 446	$1,055,932

7. SEGMENTED INFORMATION (Cont)

Revenues and expenses by geographical segment are as follows:

	Mali	Canada	Total
For the six months ended November 30, 2006			
Interest income	$ -	$ 80	$ 80
Gain on sale of marketable securities	-	4,570	4,570
Expenses	(11,762)	(424,190)	(435,952)
	$ (11,762)	$ (419,540)	$ (431,302)

	Mali	Canada	Total
For the six months ended November 30, 2005			
Interest income	$ -	$ 102	$ 102
Expenses	(18,066)	(132,635)	(150,701)
	$ (18,066)	$ (132,533)	$ (150,599)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash investing activities during the periods ended November 30, 2006 and 2005 as follows:

	November 30, 2006	November 30, 2005
Non-cash investing activities:		
Deferred exploration costs - amortization	$ (3,955)	$ (5,221)

9. SUBSEQUENT EVENTS

a. The Company signed an agreement whereby the Company can acquire a 75% interest in an oil and gas license in the Democratic Republic of the Congo (DRC).

There are three stages to go through with the DRC Ministry of Energy to reach the ultimate goal which is the granting of a license for oil and gas exploration, development and production. The first stage has been completed, and the second stage consists of the collection of existing data relating to the potential prospectivity of oil and gas occurrences over a very large area in southwestern DRC followed by the analysis, interpretation and assessment of the data. The Company will have access to much of the information held by the Ministry of Energy. The objective of this phase is to select a significantly, smaller area within the large area that is most highly prospective for the discovery of hydrocarbons. The third stage consists of presenting a report to the government and negotiating a license over the area chosen within the larger area. At the granting of the lease, a company is formed to hold the lease, and African Metals will hold a 75% interest in this company.

A monthly maintenance fee of US$3,000 will be paid to the vendors. Third parties went to considerable time and expense to secure the opportunity for African Metals and to guide the process through the first stage. A sum of US$201,000 in expenses will be reimbursed in shares of the Company's capital stock at a price of $0.59 per share to a third party on approval of the agreement by the TSX Venture Exchange. A total of 1,200,000 shares will be issued to a company of the third parties at the granting of an oil and gas lease to the to-be-formed DRC company, also with TSX Venture Exchange approval.

b. The Company signed an agreement whereby the Company has optioned an 80% interest in eight properties covering 682 square kilometers within the prolific Katanga copper belt located in the southeastern part of the Democratic Republic of the Congo (DRC). Under the terms of the agreement, the Company must pay US$1,000,000 over a period of 2 years and issue 300,000 shares of its capital stock. If an economic, viable resource is defined within the Properties, African Metals must pay an additional US$125,000 to the vendor.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at January 29, 2007)

CORPORATE & RECORDS OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 684-4100 Fax: (604) 684-5854
Website: www.africanmetals.com Email Address: info@africanmetals.com

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Willis W. Osborne, CEO, CFO & Director
Mr. Mahamadou Keita, Director
Mr. Michael F. Bolton, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George W. Butterworth

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	18,898,620
Options:	1,504,500
Warrants	2,500,000
Fully Diluted	22,903,120

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

END